UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

On October 13, 2016, Pointer Telocation Ltd. (the "Company") announced the results of its Annual General Meeting of Shareholders (the "Meeting") held on October 6, 2016. At the Meeting, the Company's shareholders voted on the below proposals, as further detailed in the Company's proxy statement for the Meeting, furnished on Form 6K to the Securities Exchange Commission on August 23, 2016. Each matter voted upon was approved, except for amendment of the Articles of Association of the Company.

In respect of Proposal 1 – the required majority of shareholders who participated in the Meeting voted in favor of the re-election of Yossi Ben Shalom, Mr. Barak Dotan, Mr. Nir Cohen, Mr. Jonathan Irroni as directors of the Company and Ms. Yehudit Rozenberg as an independent director of the Company for the coming year.

In respect of Proposal 2 - the required majority of shareholders who participated in the Meeting voted in favor of the appointment Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2016 and authorizing the Company's Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

In respect of Proposal 3 –the resolution to amend the Articles of Association of the Company was not approved.

In respect of Proposal 4 – the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the approval of the Compensation Policy of the Company.

In respect of Proposal 5 - the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the compensation terms of Mr. David Mahlab, the Chief Executive Officer of the Company.

In respect of Proposal 6 - the required majority of shareholders who participated in the Meeting, including a majority of the shareholders who are not a controlling shareholder and do not have a personal interest in the approval of the resolution, voted in favor of the procurement of Run-Off insurance for directors and officers of Shagrir Group Vehicle Services Ltd. and Car 2 Go Ltd., at no additional cost to the Company.

Further, the Management's Report on the business of the Company for the year ended December 31, 2015, was presented.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.

Date: October 13, 2016	By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom Chairman of the Board of Directors